October 22, 2004

Via Facsimile (801) 363-2597 and U.S. Mail

Jimmy Lee
President
The Flooring Zone, Inc.
3219 Glynn Avenue
Brunswick, Georgia 31520

	Re:	The Flooring Zone Inc.
      Form SB-2 filed September 24, 2004
      File No. 333-119234

Dear Mr. Lee:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please consider including your internet website address in your revised filing. Refer to Item 101(c)(3) of Regulation S-B

Age of Financial Statements

2. The financial statements should be updated, as necessary, to comply with Item 310(g) of Regulation S-B.

Updated Consents

3. Provide an updated consent in each amendment to your registration statement.

Registration Statement Cover Page

4. Please revise to check the box that this transaction is a Rule
415
offering.  We note your undertaking in part II.

Inside Front Cover Page

5. Disclose in the paragraph under the price table that funds will be available for immediate use once a subscription is accepted.

6. We note your statement that you may retain licensed broker/dealers to assist you with the offering. Please include the dealer prospectus delivery obligation on your outside back cover page.

7. Please, include, either on the cover page or in the summary section of the prospectus, the complete mailing address and telephone number of your principal executive offices. Refer to Item 503(b) of
Regulation S-B.

Summary - page 3

8. Revise the prospectus summary to:
* reflect your stockholders` deficit as a negative amount by presenting it in parentheses;
* properly calculate net tangible book value and net tangible book value per share as total tangible assets minus total liabilities. It appears to us that you have a negative net tangible book value of $(280,913) at 6/30/04; and
* present operations data for each of the two years ended
12/31/03.

Risk Factors - page 4

9. Please add a one-sentence subheading that precedes each risk factor and reflects the risk you discuss in the text.

10. Revise to include a risk factor that succinctly discusses your lack of recent profits from operations. Refer to Item 503(c) of Regulation S-B. Please be sure to include quantification in your revised risk factor.

11. Include a risk factor that discuss your common stock`s status as a penny stock and the material risks associated with penny stocks, including price fluctuations, additional disclosure requirements, and the lack of a liquid market for such stocks.

Dilution - page 9

12. Properly calculate net tangible book value and net tangible book value per share as total tangible assets minus total liabilities. It appears to us that you have a negative net tangible book value of $(280,913) at 6/30/04. In addition, it appears to us that since this is a best efforts offering with no minimum, it is not appropriate for you to assume you will raise any offering proceeds. It appears to us that you should only the maximum potential dilution to prospective shareholders.

Plan of Distribution, page 10

13. Supplementally explain in reasonable detail how your directors and officers qualify for the exemption from registration as a broker-dealer under Rule 3a4-1 of the Securities Exchange Act. Also specifically identify, in the filing, which of your officers and directors will participate in the offering.

14. You state that the directors and officers who conduct the offering will deliver a prospectus to persons who they believe might have an interest in purchasing shares, and that you have no intention to offer shares via the internet. Please elaborate on how the persons conducting this offering will advertise it and how they will identify the persons who might have an interest in purchasing shares.
Provide us supplementally with copies of any materials that they intend to use in this regard.

15. Your prospectus contemplates that you may engage broker-dealers in the future to assist you in this offering. Please add disclosure that, if sales are to made by broker-dealers, you will file a post-effective amendment to name the broker-dealers and identify them as underwriters prior to the broker-dealers making any offers or sales.

Legal Proceedings - page 11

16. Please delete the knowledge qualifier in your first sentence under this subheading.

Security Ownership of Certain Beneficial Owners and Management -
page
12

17. Please also disclose the amount of securities outstanding (and the date when you calculated this number) upon which you base the percentage information.

Management`s Discussion and Analysis of Results of Operation and
Financial Condition - page 21

18. MD&A is intended to give the investor an opportunity to look at
the company through the eyes of management by providing both a short
and long-term analysis of the business of the company. When discussing your results of operations and financial condition, please provide a prospective analysis.  For example, we note your net income
growth in the first half of 2004.   Please discuss whether you
anticipate net income to grow at its current rate and give the basis for your forecast. Refer to Release No. 33-8350, which you can find on our website at www.sec.gov.

19. Please remove the reference to the Private Securities
Litigation
Reform Act of 1995. The protections of the Act do not apply to IPOs or disclosures by issuers of penny stock.

Results of Operations - page 21

20. Revise your results of operations as follows. Refer to Release
33-8350, "Interpretation:  Commission Guidance Regarding
Management`s
Discussion and Analysis of Financial Condition and Results of Operations," and Item 303(b) of Regulation S-B for additional guidance.
* Revise your discussion of changes in revenues to explain and quantify the underlying factors that contributed to the changes, including changes in same-store sales, volumes and prices for each period, if significant.
* We note that your cost of sales margins improved during the interim periods. Revise your disclosures to explain and quantify the underlying factors that contributed to the change.
* Revise your discussion of the change in general and administrative expenses for the interim periods to explain and quantify the underlying factors that contributed to the changes.
* It appears from disclosures elsewhere in your filing that you recently opened a fourth store, which is not mentioned in your results of operations. Disclose when the fourth store was opened and, if applicable, revise your analysis of interim results of operations to discuss the impact the additional store had or is expected to have on your results.

Liquidity and Capital Resources - page 24

21. Revise your discussion of liquidity to address the fact that current liabilities significantly exceed current assets. Address the potential consequences of your negative working capital position, particularly if your best efforts offering results in minimal proceeds being raised. In addition, revise your analysis of changes in cash flow to better explain the underlying factors that contributed to the changes seen on the face of your consolidated statements of cash flows. In this regard, explain why customer deposits increased in 2003, inventory doubled in the first six months of 2004, and property and equipment purchases decreased in 2003, rather than just stating that these changes occurred. Refer to Release 33-8350, "Interpretation: Commission Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations," for additional guidance.

Critical Accounting Policies - page 25

22. Given the significant percentage of your accounts receivable that is covered by an allowance for doubtful accounts, it appears that you should add a critical accounting policy addressing the estimation involved in this allowance.

Certain Relationships and Related Transactions - page 27

23. If material, please file as exhibits any agreements that
memorialize the transactions disclosed under this heading.   If
you
believe that any of these transactions is not material, please tell us supplementally why this is the case.

Market for Common Equity and Related Stockholder Matters - page 28

24. With regard to your disclosure regarding shares available for resale under Rule 144, please revise to discuss the amount of shares that could be resold assuming that there was trading in your stock.
Note that the requirement to provide this information is for companies that do not have an established public trading market at the time of filing. Therefore, you must discuss the number of shares that could be sold under Rule 144.

Financial Statements for the Year Ended December 31, 2003

Consolidated Statements of Cash Flows

25. Revise your annual and interim statements of cash flows to separately present proceeds from and repayment of debt, in accordance with paragraphs 13(c), 18 and 19 of SFAS 95.

Note 1 - Organization and Summary of Significant Accounting
Policies
- Property and Equipment

26. Tell us how you determined that the replacement method was an appropriate depreciation method for displays.

Note 5 - Common Stock/Preferred Stock

27. Provide all the disclosures required by SFAS 123 and SFAS 148 for the stock options you issued during in 2003.

Financial Statements for the Six Months Ended June 30, 2004

Note 1 - Organization and Interim Financial Statements

28. Provide an affirmative statement that the interim financial statements include all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading. Refer to instruction 2 to Item 310(b) of Regulation
S-B.

Line of Credit, Note Payable, and Long-Term Debt

29. Provide a footnote to the interim financial statements to disclose and discuss changes in your debt obligations from year-end, including the material terms of your new debt agreements. The increases in your line of credit and long-term debt are significant changes that should be addressed. Refer to Item 310(b)(2)(ii) of Regulation S-B.

Report of Independent Registered Public Accounting Firm - page 31

30. Please re-file with the name of the accounting firm registered with the PCAOB.

Recent Sales of Unregistered Securities

31. Revise to include the facts relied upon for each exemption claimed in this section. Refer to Item 701(d) of Regulation S-B.

Undertakings

32. Please correct the typo in paragraph (1)(ii) where you have written Rule 242(b).

Signature Page

33. Your registration statement must be signed by your principal executive, financial and accounting officers in these capacities.
Please ensure that these officers have signed and identify them opposite their signatures.

Exhibit 5.01

34. Include a reference to the file number of the registration statement.

35. The legality opinion must opine on the corporate laws of the state of incorporation. Supplementally advise us that counsel is opining on all applicable statutory provisions of Nevada law, including the rules and regulations underlying those provisions, and the applicable judicial and regulatory determinations.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.





      Please direct questions regarding accounting comments to Jennifer Thompson at (202) 824-5259, or in her absence, to Anne McConnell at (202) 942-1795. Direct questions on other disclosure issues to Lesli Sheppard at (202) 942-1887. In this regard, please do not hesitate to contact the undersigned at (202) 942-1950.

Sincerely,



      Pamela A. Long
      Assistant Director

cc:	Ronald L. Poulton, Esq.
	Poulton & Yordan
	136 East South Temple, Suite 1700-A
	Salt Lake City, UT 84111

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Jimmy Lee
The Flooring Zone, Inc.
October 22, 2004
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE